1-13896

P.E 5-2-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended May 2, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CRGH

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	**Investors: (Europe)**	**Media:**
Jack Howarth	Emer Reynolds	Max Gershenoff
Ph: 212-407-5740	Ph: 353-1-709-4000	Ph: 212-704-8173
800-252-3526	00800 28352600	

ELAN REPORTS FIRST QUARTER 2002 FINANCIAL RESULTS

Product highlights

- *Product revenue from Elan's top 10 U.S. product lines increased by 70%.*
- *Product revenue earned from Elan's product rationalisation programme in 2001 was successfully replaced by growth in Elan's top 10 U.S. product lines.*
- *Zanaflex revenues were $53.7 million, an increase of 53% versus the first quarter of 2001. Strong Zanaflex total prescription growth of 84% in the first quarter of 2002 compared with the first quarter of 2001.*
- *Skelaxin revenues were $33.5 million, an increase of 80% versus the first quarter of 2001. Skelaxin total prescription growth of 29% in the first quarter of 2002 compared with the first quarter of 2001.*
- *Maxipime revenues were $17.2 million, an increase of 24% versus the first quarter of 2001. Audited sales volumes[1] for the 3 months ended February 2002 were 36% higher than the prior year.*
- *Abelcet revenues were $23.4 million, an increase of 16% versus the first quarter of 2001. Audited sales volumes[1] for the 3 months ended February 2002 were 9% higher than the comparable period in the prior year.*
- *Zonegran revenues were $10.4 million, an increase of 51% versus the first quarter of 2001. Zonegran total prescription growth of 204% in the first quarter of 2002 compared with the first quarter of 2001.*

---

[1] Prescription data for hospital products, like *Maxipime* and *Abelcet*, are not available from information providers. The best indicator is audited sales volumes.

- *Sonata has been successfully relaunched, following its acquisition from Wyeth and achieved revenues of $23.5 million for the quarter. Total prescriptions for Sonata in the first quarter of 2002 were 5% lower than in the first quarter of 2001.*

Business highlights

- *FDA approval of Avinza, Elan's once daily formulation of morphine, licensed to Ligand for marketing in the U.S. and Canada.*
- *Partnering of Frova with UCB for its launch and commercialisation in the second quarter of 2002.*
- *Substantial progress on the implementation of Elan's product enhancement strategies for both Zanaflex and Skelaxin.*
- *Presentation of the 6-month and 12-month Phase IIb results for Antegren in Multiple Sclerosis ("MS") at the American Academy of Neurology conference in Denver and the advancement of Phase III studies with our partner, Biogen, in MS and Crohn's Disease.*
- *Significant progress in our Alzheimer's programmes with Wyeth and Pharmacia and in our own internal programme.*
- *Significant progress of our business ventures, both in terms of advancing clinical development programmes and the business ventures securing additional financing.*
- *Formulation and definition of Elan's 2002 action plan.*

2002 action plan

- *Streamline the business focusing investment on those products and projects that demonstrate the best return.*
- *Reduce complexity of balance sheet while maximising financial flexibility and liquidity.*
- *Acquisition of in-market products and development molecules in key therapeutic areas tempered by target to maximise financial flexibility and liquidity.*
- *Continued focused investment in R&D activities.*

Introduction

Dublin, Ireland, May 2, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced diluted earnings per share of $0.22 excluding the effects of losses on certain investments in the amount of $17.7 million, or $0.05 per diluted share, and excluding other charges, compared to $0.41 for the first quarter of 2001, before other charges. Including the losses on certain investments, Elan reported diluted earnings per share of $0.17 for the first quarter of 2002, before other charges. Operating income for the quarter is consistent with guidance given by Elan in February 2002. Earnings guidance for fiscal 2002 anticipated that the contribution to earnings per share from interest and other income would be approximately $0.45-$0.50. On a quarterly basis, this income will fluctuate depending on the timing of investment realisations and disposals. Guidance for the year also anticipated a contribution from product acquisitions for fiscal 2002 of approximately $0.25 per share. There were no product acquisitions in the quarter.

Commenting on the results, Donal J. Geaney, Elan's chairman and chief executive officer said:

"I am very pleased that we have met our challenging goals for the first quarter. Our speciality pharmaceutical business performed particularly strongly with all of our key products growing significantly over their 2001 levels. In particular, *Zonegran* is now the fastest growing product in the adjunctive epilepsy drug category and we have successfully relaunched *Sonata* following the establishment of our alliance with Wyeth. In the quarter, our top 10 products in the U.S. were 62% of total product revenue compared to 37% in the first quarter of last year, reflecting the success of our integration and rationalisation programmes. We are very focused on the recovery of shareholder value and have set out our plans later in this press release."

Revenue

Total revenue increased to $443.6 million in the first quarter of 2002 from $429.3 million in the first quarter of 2001. Product revenue in the first quarter of 2002 was $330.4 million compared to $324.1 million in the first quarter of 2001. Excluding revenue from the product rationalisation programme, product revenue increased by 35% to $317.4 million in the first quarter of 2002 compared to $235.3 million in the first quarter of 2001.

Product revenues from Elan's top 10 U.S. product lines, as set out in the attached revenue analysis, increased by 70% to $203.6 million in the first quarter of 2002 compared to $119.8 million in the first quarter of 2001. Excluding acquisitions (i.e. *Sonata* and the Roxane pain portfolio), Elan's U.S. promoted products increased by 39% in the first quarter of 2002 over the first quarter of 2001. Elan's top 10 U.S. product lines accounted for 62% of total product revenue in the first quarter of 2002 compared to 37% in the first quarter of 2001 reflecting the acquisition of *Sonata* and the Roxane pain portfolio, the significant growth of Elan's core business and the successful execution of the U.S. business integration and sales force realignment in 2001.

In the first quarter of 2002, *Zanaflex*, *Skelaxin*, *Maxipime*, *Abelcet* and *Zonegran* each experienced continuing strong prescription growth resulting in U.S. product sales increases of 53%, 80%, 24%, 16% and 51%, respectively over the first quarter of 2001, to $53.7 million, $33.5 million, $17.2 million, $23.4 million and $10.4 million, respectively. *Myobloc/Neurobloc* global product sales were $3.2 million in the first quarter of 2002 compared to $2.8 million in the first quarter of 2001. Product sales from *Sonata* and the Roxane pain portfolio were $23.5 million and $13.9 million, respectively, for the first quarter of 2002. These products were acquired in the second half of 2001 and therefore had no reported sales in the first quarter of 2001.

Total product revenue includes international and other product revenue, which principally comprises co-marketing revenues receivable pursuant to the disposal of royalty rights on certain products, revenue from non-marketed legacy products and sales by Elan's affiliates in Asia. The net co-marketing revenues amounted to $41.0 million in the first quarter of 2002, compared to $35.5 million in the first quarter of 2001. This included $23.8 million from Autoimmune Disease Research and Development Company ("ADRC") in the first quarter of 2002. Co-marketing revenues receivable are fully offset by costs included in operating expenses. No margin is earned on these revenues.

Contract Revenue

Contract revenue in the first quarter of 2002 was $113.2 million compared to $105.2 million in the first quarter of 2001. The amortisation of license fees by our drug delivery and biopharmaceutical businesses amounted to $68.0 million in the first quarter of 2002 compared to $64.7 in the first quarter of 2001. Of the $68.0 million in amortised license fees in the first quarter of 2002, $47.3 million relates to the amortisation of licence fees earned from our business ventures. Research revenue and milestones amounted to $45.2 million in the first quarter of 2002 compared to $40.5 million in the first quarter of 2001. Research revenue and milestones included $15.4 million received from ADRC in the first quarter of 2002. This is matched by an equal amount of costs included in operating expenses. There is no margin earned on revenues from ADRC. The total amount of revenue included in research revenue from our business ventures was $4.8 million in the first quarter of 2002 which is offset by costs of $4.0 million included in research and development expenditure. In the first quarter of 2001, research revenue from our business ventures amounted to $6.2 million, offset by costs of $4.9 million. Elan has also expensed $7.9 million for its share of the losses of its business ventures. This amount is included in "net interest and other income/(loss)".

Gross profit

The gross profit margin on product sales was 70% in the first quarter of 2002 compared to 72% in the first quarter of 2001, reflecting changes in the mix of product revenue. The overall gross margin was 78% in 2002 compared to 79% in 2001.

Operating expenses

Selling, general and administrative expenses increased by 20% from $149.9 million in the first quarter of 2001 to $180.0 million in the first quarter of 2002 reflecting principally higher sales and marketing expenditure, including costs associated with the relaunch of *Sonata* and the Roxane pain portfolio. Research and development expenses increased by 18% from $74.0 million in the first quarter of 2001 to $87.2 million in the first quarter of 2002 reflecting principally increased clinical trial expenditure, particularly on *Antegren*.

Operating income

Operating income decreased from $116.2 million to $78.9 million in the first quarter of 2002. This reflects the increased investment in research and development and in sales and marketing support for our top 10 product lines. During the first quarter of 2002, Elan successfully replaced product revenue earned from the rationalisation program in 2001 with increased revenue from its top 10 product lines.

Net interest and other income/(loss)

Net interest and other income/(loss) amounted to a loss of $17.0 million in the first quarter of 2002 compared to income of $31.5 million in the first quarter of 2001 reflecting investment losses of $17.7 million in the quarter and expenses of $7.9 million representing Elan's share of the losses of its business ventures.

Other charges

Other charges of $10.9 million in the first quarter of 2002 principally arose from the costs of $8.8 million related to certain discontinued operations. Other charges of $68.0 million in the first quarter of 2001 related principally to business integration and rationalisation costs.

Liquidity

The company retains a high degree of liquidity with $2,203.1 million in cash and current marketable investment securities at March 31, 2002 of which $1,437.1 million is in cash and cash equivalents. This compares with $2,370.9 million in cash and current marketable investment securities at December 31, 2001. During the quarter, the company invested $54.6 million in tangible assets, $70.0 million in investments and marketable securities and $127.4 million in product acquisition payments. Cash flow from operations was $51.9 million before investments of $26.8 million in working capital.

Qualifying Special Purpose Entities ("QSPEs")

Included as an appendix is a pro-forma analysis of the impact on the first quarter of 2002 results, assets and liabilities of consolidating the two QSPEs, EPIL II and EPIL III. If the QSPEs were consolidated, "net interest and other loss" would be increased by $14.1 million in the first quarter of 2002. The total liabilities of the QSPEs, which are guaranteed on a subordinated basis by Elan, at March 31, 2002 were $1,022.6 million. These liabilities include accrued interest of $22.6 million. In support of theses liabilities, the QSPEs have $148.8 million in cash and also investments in 41 privately held and publicly quoted biotechnology and emerging pharmaceutical companies. These investments are valued by the company on a quarterly basis and annually by an investment bank.

Of the $1,000 million in principal amount of debt issued by the QSPEs, $160.0 million falls due for repayment in June 2002. The next repayment date is 2004.

Product launches in Q2, 2002

In March, the U.S. Food and Drug Administration ("FDA") granted marketing approval of Elan's new drug application for *Avinza* (morphine sulfate extended-release) capsules for the once-daily treatment of chronic, moderate-to-severe pain in patients who require continuous, around-the-clock therapy for an extended period of time. *Avinza* (formerly *Morphelan*) was licensed to Ligand Pharmaceuticals Inc. for the U.S. and Canadian markets. Elan retains marketing rights for the rest of the world and regulatory filings are pending in major territories. The product will be manufactured by Elan in the U.S. and is expected to be launched in the second quarter of 2002. Elan has a 12-month period to exercise its option to co-promote *Avinza* with Ligand.

Also in March, Elan and UCB Pharma, Inc., the U.S. affiliate of a Belgian research and development based international pharmaceutical and chemical group ("UCB"), entered into an agreement to co-promote Elan's new migraine drug *Frova* (frovatriptan succinate) in the U.S. Elan and UCB will launch *Frova* in the second quarter of 2002. Under the terms of the co-promotion agreement, UCB will co-promote *Frova* with Elan to neurologists using their combined sales forces of 265 field personnel. UCB will also promote *Frova* with its primary care sales force of approximately 475 field representatives. The co-promotion between the companies covers a seven-year period.

The FDA approved *Frova* 2.5mg tablets in November 2001 for the acute treatment of migraine attacks with or without aura in adults. Migraine attacks typically last 4 to 72 hours. One of *Frova's* unique features is that it has a half-life of 26 hours. No other currently marketed triptan has a half-life of more than 6 hours.

Product enhancements

Elan has made substantial progress on the implementation of its product enhancement strategy for both *Zanaflex* and *Skelaxin*. This strategy involves, among other things, new product formulations utilising Elan's drug delivery technologies and the protection of our intellectual property. Two citizens' petitions for *Skelaxin* have been accepted by the FDA requiring any Abbreviated New Drug Application filing to include in-vivo studies and secondly noting the fed-fast effect with *Skelaxin*. For competitive reasons, we are not disclosing further details of our product enhancement strategies with respect to *Skelaxin* and *Zanaflex*.

Elan is developing a number of new product formulations and presentations for several of our currently marketed products, including *Zonegran* and *Sonata*.

Antegren

Elan successfully completed Phase IIb studies for Antegren in MS and Crohn's disease in 2001. The results of these studies have been previously presented at scientific meetings. The 6-month data of the Phase II study in MS was presented at European Congress for the Treatment of MS in September 2001 and additional data from the study was recently presented at the American Academy of Neurology conference in Denver on April 17, 2002. Data from the Phase II study in Crohn's disease was presented at the Digestive Disease Week meeting in May 2001. The data from both the MS and Crohn's disease studies, which has been extensively reviewed, is very encouraging. At present, the results from both studies are undergoing peer review for scientific publication.

We have partnered the development and commercialisation of *Antegren* with Biogen Inc. ("Biogen"). We value not only Biogen's expertise in MS, but also their expertise in manufacturing biotechnology products. Elan and Biogen initiated Phase III studies in both indications in the second half of 2001. When fully enrolled, these Phase III clinical trials will have over 800 patients being studied with Crohn's disease and approximately 2,000 patients with MS. The intended target population of the Phase III trials in MS is patients with relapsing forms of MS, while Crohn's trials are intended to study patients with moderate-to-severe Crohn's disease.

Elan continues to believe that *Antegren* will provide a meaningful advance for patients with these debilitating diseases. Our clinical trial data so far shows a high degree of efficacy and a mild side effect profile.

Alzheimer's Disease ("AD") Programmes

As background, Elan and Wyeth initiated a Phase IIa study with AN-1792 during 2001 in the U.S. and Europe. It was designed to evaluate the clinical impact of eliciting an immune response, or formation of antibodies, to the A-beta peptide in patients with mild to moderate AD. This clinical study is the first attempt to evaluate this innovative immunotherapeutic treatment approach in patients with AD. The trial was based on the work first reported by Elan that immunisation against the beta-amyloid peptide could prevent or clear amyloid plaque in the brains of transgenic mice. Beta amyloid is the pathological hallmark of AD and considered by many experts in the field to be fundamental to disease progression.

In early January 2002, Elan and Wyeth temporarily suspended all dosing of AN-1792 following reports of inflammation within the central nervous system. As announced on March 1, 2002, Elan and Wyeth, in consultation with the independent Safety Monitoring Committee, decided not to resume any dosing with AN-1792. Over the course of three trials there have been approximately 360 patients who have been exposed to multiple doses of AN-1792. The adverse symptoms that were experienced by less than 5% of patients were consistent with encephalitis or meningitis. To date, the majority of patients have improved. We will continue to observe patients and their status. No patients have died as a result of exposure to AN-1792.

AN-1792 represents the first in a series of therapeutic approaches being pursued by Elan and Wyeth to treat and prevent AD. Elan and Wyeth have formed one of the broadest research alliances in the pharmaceutical industry to develop immunotherapeutic approaches to treat and prevent AD. All costs and potential revenues are shared equally. Elan and Wyeth have several second-generation immunotherapeutic compounds in preclinical development. As a follow-up to the active immunisation approach, we are leveraging the innovative conjugate technology from Wyeth that is designed to more precisely focus and limit the possible responses of the patient's immune system. In these new vaccines, we have engineered out all but the much smaller relevant portion of the peptide, restricting the possible ways in which the patient's immune system can respond. Theoretically, this will best control the response and improve the safety of these compounds. Elan and Wyeth are also pursuing a passive immunisation approach through the development of monoclonal antibodies. This approach eliminates the need of the patient's immune system to mount an immune response against the amyloid peptide.

In addition to our collaboration with Wyeth, Elan has two other separate and distinct research and development programmes in AD. Elan has a collaboration with Pharmacia focusing on the discovery and development of small molecule inhibitors of beta-secretase for the treatment of AD. Elan and Pharmacia share all costs and potential revenues equally. Elan also has an internal programme focusing on the discovery and development of gamma-secretase inhibitors.

Elan and its partners are committed to further research and to finding a cure for AD, an affliction that claims millions of lives each year. A number of INDs are expected to be filed in the next 18 months.

Other key development projects

Myobloc, Elan's botulinum toxin type B, approved for the treatment of cervical dystonia, is the subject of a broad programme of clinical trials with the primary focus on facial lines and pain. Extensive clinical trials necessary to explore the broader use of this product are ongoing. The first publications from these trials are expected mid-year.

Elan achieved very strong prescription growth of 204% in the first quarter of 2002 for *Zonegran*, which is approved for the treatment of epilepsy patients with partial seizures. A clinical programme has been initiated across a broad therapeutic range, with particular emphasis on investigating the safety and efficacy of *Zonegran* as prophylaxsis treament in migraine and in acute mania.

With respect to *Prialt*, the final Phase III clinical trials are being initiated. The FDA has agreed that *Prialt* may be made available to patients under a treatment IND.

Drug delivery pipeline update

Significant progress was made during the quarter in advancing Elan's drug delivery pipeline. Highlights include:

- Ligand: As outlined above, U.S. approval was received for our NDA for *Avinza* (formerly Morphelan), our once daily oral morphine product, licensed to Ligand for marketing in the U.S. and Canada. European marketing approval is anticipated later in 2002. Our marketing strategy for *Avinza* in Europe is under development. We are contemplating signing a European marketing partner.
- Novartis: Successful completion of a pre-approval inspection by the FDA of our U.S. manufacturing facility for an undisclosed product licensed to Novartis. An NDA was submitted for this product in 2001.
- Wyeth: The 2mg NanoCrystal tablet formulation of *Rapamune* was filed with the FDA by our licensee, Wyeth. The 1mg NanoCrystal tablet was launched by Wyeth during 2001.
- Wyeth: Initial development work has commenced on a number of new formulations of *Sonata* , consistent with our agreement with Wyeth entered into late in 2001.

Elan's drug delivery pipeline currently includes one product recently approved and awaiting launch, four product applications on file with the FDA and approximately 25 projects in clinical development, including six in Phase III/pivotal trials. In addition, the drug delivery business is progressing a range of product enhancement projects for Elan's Biopharmaceuticals business and a large number of preclinical and clinical projects for Elan's business ventures not included in these pipeline numbers (see business ventures below).

Business ventures

Elan, its business venture partners and its business ventures have made continued progress in recent months in terms of advancing development projects through clinical trials and securing additional financing. Currently our business venture pipeline includes approximately 30 products in clinical development, including four in Phase III/pivotal trials. Recent news flow on our business ventures includes:

- In March, it was announced that Elan and Iomai Corporation's business venture, Xairo Corporation Ltd., had entered into a master license, development and supply agreement with Berna Biotech for vaccine/adjuvant development.

- In April, Isis Pharmaceuticals, Inc. ("Isis") announced that HepaSense, its business venture with Elan had achieved a development milestone related to the successful completion of a nine-month toxicology study and the demonstration of acceptable safety and reduction of Hepatitis C Virus ("HCV") titres in an initial Phase I/II clinical trial. Achievement of the milestone triggered a $3.75 million equity purchase by Elan of Isis common stock. Also, in March, HepaSense announced the initiation of a Phase II clinical trial of ISIS 14803 in patients with chronic HCV infections. The Phase II clinical trial will evaluate the safety and tolerability of ISIS 14803, an antisense drug that inhibits HCV replication, when administered by intravenous infusion. Separately, in March, Isis announced the initiation of a Phase II clinical trial of a parenteral formulation of ISIS 104838, an antisense inhibitor of tumour necrosis factor-alpha (TNF-alpha), in rheumatoid arthritis. An oral formulation of ISIS 104838 is being developed in Phase I clinical trials by Orasense, a business venture between Isis and Elan.

- In April, GlycoGenesys, Inc. (formerly known as SafeScience Inc.) announced that its business venture with Elan had completed a Phase IIa clinical trial of GCS-100 (formerly called GBC-590) in refractory or relapsed colorectal and pancreatic cancer patients. The business venture initiated a new Phase I human clinical dose escalation trial with GCS-100. The study builds on the knowledge from the previous Phase IIa colorectal and pancreatic clinical trials. In January, GlycoGenesys also announced the completion of a private placement of $5.1 million of common stock.

- In March, Inex Pharmaceuticals Corporation announced that its business venture with Elan had achieved its objective of enrolling a minimum of 100 patients in the pivotal human clinical trial evaluating its lead product Onco TCS, as a treatment for relapsed aggressive non-Hodgkin's lymphoma.

- In March, Elite Research Ltd., a business venture between Elite Pharmaceuticals, Inc. and Elan announced the successful completion of the initial Phase I study for its first product. The study compared a novel once-a-day formulation of a leading pain management therapeutic against the twice-daily marketed reference product. The data showed comparable bioavailability and as a result the business venture is moving to the next stage of development.

- In March, Generex Biotechnology Corporation announced that its business venture with Elan had received approval of an IND application from Health Canada to commence clinical trials of buccal morphine for the treatment of pain. In January 2002, Phase I proof of concept studies outside the U.S. were completed.

- In January, Ribozyme Pharmaceuticals, Inc. ("RPI") announced that they had expanded their strategic collaboration with Elan whereby the business venture will have access to Elan's liposome technology for the development and potential commercialisation of RPI's ribozyme against the Human Epidermal Growth Factor Receptor (HER2), Herzyme.

- In April, Synerobex Ltd., the business venture between Nobex Corporation and Elan initiated dosing in a Phase I clinical trial in the development of Oratonin, a novel oral calcitonin formulation, for the treatment of osteoporosis.

- In April, DOV Pharmaceutical, Inc. ("DOV") raised $65 million through an initial public offering. DOV's core expertise is in the cellular and molecular pharmacology underlying central nervous system and cardiovascular disorders. DOV has five product candidates in clinical trials addressing therapeutic indications in insomnia (Phase III), anxiety disorders (Phase II), pain (Phase II), angina and hypertension (Phase I) and depression (Phase I). The business venture formed by DOV and Elan is developing oral sustained release formulations of two new chemical entities:
  - Ocinaplon for the treatment of anxiety disorders (Phase II)
  - Bicifadine for the treatment of pain. (Phase II)

- Allergy Therapeutics (Holdings) Ltd., a business venture partner with Elan, and SIGA Technologies, Inc. announced in March that they had signed a non-binding letter of intent to combine the two companies.

2002 action plan

Elan set out the strategic rationale behind this year's research and development and marketing investments during the year-end conference call. Making these investments will put us in an even stronger position to reap the greatest reward from our portfolio of marketed products and our extensive product pipeline. Elan has a strong underlying business, a promising pipeline, an experienced management team and a credible plan of action to deal with its present challenges. This plan of action includes:

1. Business rationalisations - Elan will continue to simplify the composition of its business by disposing of products, assets, sites and businesses that are not strategic. The objective is to focus our business and management on our selected therapeutic areas and top 10 product lines. In addition, we will streamline the business focusing investment in those products and projects which demonstrate the best return.

2. Capital structure review – through 2002 Elan will carefully review its capital structure and consider the realisation of some of its significant investment portfolio with the objective of reducing the complexity of the company's balance sheet while maximising financial flexibility and liquidity.

3. Acquisitions/in-licensing - Elan is targeting the acquisition of in-market products with sales potential of greater than $100 million for the U.S. market and $50 million for European markets. Our five selected therapeutic areas are neurology, pain, infectious disease, dermatology and oncology. The strategy is to expand our product offerings and infrastructure in areas in which we can compete most effectively. Elan is also continually monitoring the industry for molecules in development that could be in-licensed to further enhance our existing strong development pipeline. Our acquisition strategy will be tempered by our target to retain maximum financial flexibility and liquidity.

4. Focused investment in research and development activities:
   - Maximise the potential return on our key development programmes such as *Prialt*, *Antegren*, *Zonegran*, and *Myobloc*, together with the product enhancement activities on several of our marketed products such as *Zanaflex*, *Skelaxin* and *Sonata*.
   - Continued commitment to our drug delivery and business venture partners. We have approximately 50 business ventures with approximately 30 products in clinical development and four in Phase III/pivotal trials. Our drug delivery partners have one product recently approved and awaiting launch, four product applications on file with

the FDA and approximately 25 products in clinical development, including six in Phase III/pivotal trials.

- Advancement of our Alzheimer's programmes with Wyeth and Pharmacia, our cell trafficking programme with Wyeth and our other discovery programmes in neurodegenerative diseases and analgesia.

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and the U.S. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, infectious disease, dermatology, oncology and the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F/A1 for the fiscal year ended December 31, 2000, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Income Statement Data	Three months ended March 31, 2001 US$m	2002 US$m
Revenues		
Product revenues	324.1	**330.4**
Contract revenues	105.2	**113.2**
Total revenues	429.3	**443.6**
Costs and Expenses		
Research & development	74.0	**87.2**
Cost of goods sold	89.2	**97.5**
Selling, general & administrative	149.9	**180.0**
Total operating expenses	313.1	**364.7**
Operating income	116.2	**78.9**
Net interest income/(loss)	5.1	(5.0)
Business venture funding	(5.0)	(7.9)
Investment gains	34.2	13.6
Investment losses	(2.8)	(17.7)
Net interest and other income/(loss)	31.5	(17.0)
Net income before tax and other charges	147.7	**61.9**
Taxation	(3.3)	**(1.0)**
Net income before other charges	144.4	**60.9**
Other charges	(68.0)	**(10.9)**
Net income	76.4	**50.0**
Weighted number of ordinary shares outstanding (in thousands):		
Basic	327,608	**349,500**
Diluted - for EPS before other charges	375,437	**353,029**
Diluted - for EPS after other charges	352,839	**353,029**
Zero coupon notes interest add-back[2]:		
For EPS before other charges	7.8	-
For EPS after other charges	-	-
Diluted earnings per ordinary share before other charges and investment losses	$0.41	**$0.22**
Diluted earnings per ordinary share before other charges	$0.41	**$0.17**
Diluted earnings per ordinary share after other charges	$0.22	**$0.14**
Other Information		
Gross margin	340.1	**346.1**
Depreciation and amortisation included in operating costs	44.1	**46.1**

[2] The interest add back on the zero coupon notes represents an adjustment to net income for the purposes of calculating diluted EPS. This interest add back adjustment and the corresponding adjustment to diluted shares is only made if the zero coupon notes would have a dilutive effect on the relevant EPS number.

Balance Sheet Data **Assets**	As at December 31, 2001 US$m	**As at March 31, 2002 US$m**
Current Assets		
Cash and cash equivalents	1,662.7	**1,437.1**
Marketable investment securities	708.2	**766.0**
Other current assets	616.6	**611.2**
	2,987.5	**2,814.3**
Intangible assets	2,124.6	**2,126.4**
Property, plant and equipment	401.1	**442.6**
Investments and marketable investment securities	820.8	**846.8**
Total Assets	6,334.0	**6,230.1**
Liabilities and Shareholders' Equity		
Shareholders' equity	3,291.8	**3,353.4**
Accounts payable and accrued liabilities	1,053.2	**883.4**
7.25% senior notes due 2008	650.0	**646.5**
3.25% zero coupon subordinated exchangeable notes due 2018	951.4	**959.2**
Senior unsecured revolving credit facility 2004	325.0	**325.0**
3.5% convertible subordinated notes due 2002	62.6	**62.6**
Total Liabilities and Shareholders' Equity	6,334.0	**6,230.1**

Cash Flow Data – Three months ended March 31, 2002	**US$m**
Cashflows from operating activities	**51.9**
Working capital movement	**(26.8)**
Net purchase of tangible assets	**(54.6)**
Net purchase of investments and marketable investment securities	**(70.0)**
Product acquisition payments	**(127.4)**
Cash flows from financing activities	**1.3**
Net Cash Movement	**(225.6)**
Cash and cash equivalents at beginning of year	**1,662.7**
Cash and cash equivalents at end of period	**1,437.1**

Pro-Forma Financial Information Relating to Qualified Special Purpose Entities (QSPEs) – Three months ended March 31, 2002	**As reported US$m**	**Pro-forma US$m**
Net income after other charges	50.0	35.9
Diluted earnings per ordinary share after other charges	$0.14	$0.10
Total assets	6,230.1	6,974.3
Total indebtedness	1,993.3	2,993.3
Shareholders' equity	3,353.4	3,075.0

Historic Revenue Analysis

Total revenue analysis (US$m)	**Q1 2001A**	**Q1 2002A**	***Q1 Change '01 - '02***
Product Revenue			
Top 10 US Product Lines			
CNS/Pain	63.3	137.8	*118%*
Infectious Disease	45.9	47.7	*4%*
Dermatology	10.6	18.1	*71%*
Sub-total	119.8	203.6	*70%*
European products	16.7	22.3	*34%*
Co-marketing, international and other	59.7	53.3	*(11%)*
Diagnostics	12.5	16.8	*34%*
Contract manufacturing and royalties	26.6	21.4	*(20%)*
Sub-total	115.5	113.8	*(1%)*
Product Revenue before Rationalisation	235.3	317.4	*35%*
Rationalisation Program			
Product revenue before disposal/partnering	38.8	7.3	*(81%)*
Rationalisation revenue	50.0	5.7	*(89%)*
	88.8	13.0	*(85%)*
Total Product Revenue	324.1	330.4	*2%*
Contract Revenue			
Amortisation of fees	64.7	68.0	*5%*
Research revenue and milestones	40.5	45.2	*12%*
Total Contract Revenue	105.2	113.2	*8%*
Total Revenue	**429.3**	**443.6**	*3%*

Ratio Analysis	**Q1 2001A**	**Q1 2002A**
Product revenue / Total revenue	75%	74%
Product Revenue before rationalisation/Product revenue	73%	96%
Top 10 US product lines / Product revenue	37%	62%

Historic Revenue Analysis

	Q1 2001A	Q1 2002A	*Q1 Change '01 - '02*
CNS/Pain			
Zanaflex	35.1	53.7	*53%*
Skelaxin	18.6	33.5	*80%*
Pain portfolio	-	13.9	*n/a*
Zonegran	6.9	10.4	*51%*
Myobloc	2.7	2.8	*4%*
Sonata	-	23.5	*n/a*
Sub-total	63.3	137.8	*118%*
Infectious Disease			
Maxipime	13.9	17.2	*24%*
Abelcet	20.2	23.4	*16%*
Azactam	11.8	7.1	*(40%)*
Sub-total	45.9	47.7	*4%*
Dermatology	10.6	18.1	*71%*
Total Top 10 US Product Lines	119.8	203.6	*70%*
European products			
Abelcet	-	3.2	*n/a*
Dilzem	2.5	3.0	*20%*
Univer	1.5	1.5	*0%*
Zanaflex	1.6	1.8	*13%*
Neurobloc	0.1	0.4	*300%*
Myocet[3]	-	1.3	*n/a*
Other products	11.0	11.1	*1%*
Total European products	16.7	22.3	*34%*

Prescription Trends ('000)	Q1 2001A	Q1 2002A	*Q1 Change '01 - '02*
Zanaflex	421	776	*84%*
Skelaxin	873	1,129	*29%*
Roxicodone	140	146	*4%*
Zonegran	26	79	*204%*
Sonata	449	425	*(5%)*
Maxipime[4]	1,247	1,694	*36%*
Abelcet[4]	184	200	*9%*
Azactam[4]	454	447	*(2%)*

[3] Based upon the current performance of *Myocet*, we do not believe that the holders of Elan's contingent value rights will receive any additional milestone payments resulting from the achievement of revenue milestones in either the third or fourth quarter of 2002.
[4] Represents audited sales volumes for 3 months ended February 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: May 7, 2002